ZJK INDUSTRIAL CO., LTD.

June 20, 2024

Sarah Sidwell
Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	ZJK Industrial Co., Ltd.
Amended Draft Registration Statement on Form F-1
Filed January 19, 2024
File No. 377-06892

Dear Ms. Sidwell:

This letter is in response to the letter dated February 1, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ZJK Industrial Co., Ltd. (the “Company,” “we,” and “our”). The Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1 submitted on January 19, 2024

General

1.	We note your response to prior comment 15 and reissue. Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: In response to the comment, the Registration Statement has been revised at pages 46 and 47.

Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
June 20, 2024
Page 2 of 4

Notice to Foreign Investors, page 163

2.	We note that you have removed the “Notice to Foreign Investors” disclosure. Please advise on why this disclosure was removed from the registration statement.

Response: The section of “Notice to Foreign Investors” was removed because the section of “Selling Restrictions” on page 163 includes general disclosures regarding selling restrictions in any jurisdiction other than in the United States on offers and sales in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Index to Financial Statements, page F-1

3.	We note your December 31, 2022 audited financial statements are older than 12 months at the date of this amended registration statement. Please be advised that since this is an initial public offering of your ordinary shares, you are required to provide updated annual financial statements and related disclosures pursuant to Item 8.A.4 of Form 20-F, or if applicable, you should provide the representations required by Instruction 2 to Item 8.A.4 in an exhibit to the filing.

Response: In response to the comment, audited financial statements as of December 31, 2023 are included in the Registration Statement being filed as of the date hereof.

Note 5. Long-Term Investment, page F-51

4.	We note your response to prior comment 31 that PSM-ZJK Fasteners (Shenzhen) Co., Ltd. (“PSM-ZJK”) met the significance test at the 33% level and that you have included unaudited financial statements of PSM-ZJK for the years ended December 31, 2021 and 2022 at Exhibit 99.5. Pursuant to the analogous requirements of Rule 3-09(b) of Regulation S-X a full set of audited financial statements should be filed. In this regard, a full set of audited financial statements should be provided covering each year in which PSM-ZJK met the significance test at the 20% and above level, including an auditors report and financial statement footnotes. Please revise the financial statements at Exhibit 99.5 to comply with the requirements accordingly.

Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
June 20, 2024
Page 3 of 4

Response: In response to the comment, the financial statements of PSM-ZJK have been revised to comply with the requirements of Rule 3-09(b) of Regulation S-X, and re-filed as Exhibit 99.5 to the Registration Statement being filed as of the date hereof.

Exhibits

5.	Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement. In this regard, we note references to your lock-up agreements and supply agreements.

Response: In response to the comment, the Company respectfully advises the Staff that we have filed the supply agreements and other material contracts as exhibits to the Registration Statement. We have noted in the exhibit table that certain exhibits will be filed via amendment to the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

[Signature Page Follows]

Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
June 20, 2024
Page 4 of 4

By:	/s/Kai Huang
Kai Huang
Chief Financial Officer

cc:	Jinhua (Anna) Wang, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter]